# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TELA Bio, Inc., CIK 0001561921
CUSIP: 872381108
Title of class of securities: common shares
Address of issuer's principal executive offices: 1 GREAT VALLEY PARKWAY, SUITE 24, 1 GREAT VALLEY PARKWAY, SUITE 24, MALVERN, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0002032300-24-000001
Filed by CIK 0002032300

## Reporting persons
- GROW FUNDS, LLC.

## Item 1. Issuer
Name of issuer: TELA Bio, Inc.
Address of issuer's principal executive offices: 1 GREAT VALLEY PARKWAY, SUITE 24, 1 GREAT VALLEY PARKWAY, SUITE 24, MALVERN, PENNSYLVANIA, 19355.

## Item 2. Person Filing
Name of person filing: GROW Funds LLC
Address of principal business office or, if none, residence: 4275 Executive Square Suite 335 La Jolla CA 92037

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GROW FUNDS, LLC.: Carl Wiese, CCO (10/15/2025)